Exhibit 99.1

N E W S   R E L E A S E

Siyata Mobile to Present at The ThinkEquity Conference

Presentation on October 30 at 4 p.m. ET, and Attend 1x1 Meetings

Vancouver, BC- October 23, 2024 /PRISM MediaWire/ — Siyata Mobile Inc. (Nasdaq: SYTA/SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices and cellular signal booster systems, today announced that it will be participating in The ThinkEquity Conference on October 30, 2024, at the Mandarin Oriental Hotel in New York. The ThinkEquity Conference gathers institutional investors, corporate clients, and other industry professionals to highlight groundbreaking innovations and financial strategies.

Glenn Kennedy, VP of International Sales, will be presenting at 4 p.m. ET on October 30th. Glenn will also be holding one-on-one investor meetings throughout the day. Interested investors can register to attend and schedule on-on-one meetings here.

About ThinkEquity

ThinkEquity is a boutique investment bank founded by professionals who have collaborated for over a decade, collectively financing over $50 billion in public and private capital raises, restructurings, and mergers and acquisitions. Past ThinkEquity conferences have featured over 70 company presentations, 700+ attendees, and 500+ one-on-one meetings, providing a valuable platform for companies and investors to connect. To register to attend The ThinkEquity Conference, please follow this link.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and cellular booster systems. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit Siyata.net and unidencellular.com to learn more.

Investor Relations:

Brett Maas

Hayden IR

syta@haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

END